Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

+86 10 5760 3000

October 30, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King
Ms. Jacqueline Kaufman

Re:	Qunar Cayman Islands Limited
Registration Statement on Form F-1 (File No. 333-191459)

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form F-1, as amended, (the “Registration Statement”) of Qunar Cayman Islands Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Daylight Saving time, on October 31, 2013, or as soon as practicable thereafter.

The Company acknowledges the following:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Sincerely,

Qunar Cayman Islands Limited

By:	/s/ CHENCHAO (CC) ZHUANG
Chenchao (CC) Zhuang
Chief Executive Officer